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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2001	March 31, 2000
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,655,362	2,728,478

Total Diluted Shares	2,684,355	2,737,571

Net Income	$ 931,689	$ 877,265

Basic Earnings Per Share	$ 0.35	$ 0.32

Diluted Earnings Per Share	$ 0.35	$ 0.32

	Nine Months Ended	Nine Months Ended
	March 31, 2001	March 31, 2000
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,669,296	2,758,041

Total Diluted Shares	2,686,401	2,774,440

Net Income	$ 2,723,536	$ 2,515,730

Basic Earnings Per Share	$ 1.02	$ 0.91

Diluted Earnings Per Share	$ 1.01	$ 0.91